SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Avantair, Inc.
(Name of Issuer)

          Common Stock
(Title of Class of Securities)

05350T101
(CUSIP Number)

                        December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

Page 1 of 6 Pages

13G

CUSIP No.  05350T101                                                                 Page 2 of 6 Pages

1)	NAME OF REPORTING PERSONS Gilder, Gagnon, Howe & Co. LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION New York
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	SOLE VOTING POWER 78,399
		6)	SHARED VOTING POWER None
		7)	SOLE DISPOSITIVE POWER 78,399
		8)	SHARED DISPOSITIVE POWER 3,818,497
9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,896,896
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
12)	TYPE OF REPORTING PERSON BD

Schedule 13G

Item 1(a).	Name of Issuer:

Avantair, Inc.

Item 1(b).              Address of Issuer’s Principal Executive Offices:

4311 General Howard Drive
Clearwater, FL 33762

Item 2(a).              Name of Person Filing:

Gilder, Gagnon, Howe & Co. LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

3 Columbus Circle, 26th Floor
New York, NY 10019

Item 2(c).	Citizenship:

New York

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

05350T101

Item 3.                    If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)	Amount beneficially owned: 3,896,896

(b)	Percent of class: 14.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 78,399

(ii)	Shared power to vote or to direct the vote: None

(iii)	Sole power to dispose or to direct the disposition of: 78,399

(iv)	Shared power to dispose or to direct the disposition of: 3,818,497

The shares reported include 3,551,187 shares held in customer accounts over which partners and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, 267,310 shares held in accounts owned by the partners of the Reporting Person and their families, and 78,399 shares held in the account of the profit-sharing plan of the Reporting Person (the “Profit-Sharing Plan”).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2012
    Date

/s/ Bonnie Haupt
    Signature

Bonnie Haupt, Chief Compliance Officer & Branch Manager
    Name/Title